Flora Growth Announces Unaudited Financial Results for the Six Month Period Ended June 30, 2021
TORONTO, ONTARIO – September 17, 2021 -- Flora Growth Corp. (“Flora” or the “Company’) (NASDAQ: FLGC), an all-outdoor cultivator and manufacturer of cannabis-derived products and brands, today announced its financial results for the six month period ended June 30, 2021 (the “Interim Financials”). The Interim Financials, which have not been audited or reviewed by the Company’s independent registered accounting firm, have been filed on a Form 6-K with the Securities and Exchange Commission today. The operational highlights of the Interim Financials are included below.
Six Month Period Ended June 30, 2021 Operational Highlights
•	Revenue: $2.1M
•	Operating Expenses: $7.2M
•	Cash Balance: $18.8M
•	Net Losses: $5.3M
About Flora Growth Corp.
Flora is a cannabis company that leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage. As the operator of one of the largest outdoor cultivation facilities, Flora strives to market a higher-quality premium product at below market prices. By prioritizing natural ingredients and value-chain sustainability across its portfolio, Flora creates premium products intended to help consumers restore and thrive.

Investor Relations Contact:
Evan Veryard
evan.veryard@floragrowth.com
Public Relations Contact:
Cassandra Dowell
+1 (858) 264-6600
flora@cmwmedia.com

Cautionary Statement Concerning Forward-Looking Statements
This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; our environmental and sustainability practices and our business prospects and opportunities; our letters of intent and potential strategic and financial acquisitions; our joint ventures and distribution channels for our products; our ability to successfully consummate and integrate our acquisitions.  You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business.  These and other factors may cause our actual results to differ materially from any forward-looking statement.  Forward-looking statements are only predictions.  The forward-looking events discussed in this document and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or the forward-looking events discussed in this document and other statements made from time to time by us or our representatives not occurring, except as may be required by applicable law.